

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Emily Hill
Chief Financial Officer
Replimune Group, Inc.
500 Unicorn Park Drive, Suite 303
Woburn, MA 01801

      Re: Replimune Group, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-38596

Dear Emily Hill:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Life Sciences